UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share **

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Attn: Kevin Xiaofeng Ma

1/F East Gate, Building No. 2, Jian Wai Soho,

No. 39 Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

+86 10 6518 1122-5518

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**                                  Not for trading, but in connection with the registration of American Depositary Shares, each representing two Common Shares.

***                           CUSIP number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kevin Xiaofeng Ma
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 25,160,508 Common Shares 1
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 25,160,508 Common Shares 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,160,508 Common Shares 1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.4% 2
14	Type of Reporting Person (See Instructions) IN

1  Includes (i) 1,734,446 Common Shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 Common Shares held by Able Knight Development Limited (“Able Knight”), and (iii) 18,427,074 Common Shares held by Joingear Limited. Able

Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited (“Precious Time”) and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries (“Ma Family Trust”).

2 Percentage calculated based on 56,692,846 outstanding Common Shares as of August 28, 2019.

CUSIP No.			00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Able Knight Development Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,998,988 Common Shares 1
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,998,988 Common Shares 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares 1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.8% 2

14	Type of Reporting Person (See Instructions) CO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 56,692,846 outstanding Common Shares as of August 28, 2019.

CUSIP No.			00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Precious Time Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,998,988 Common Shares 1
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,998,988 Common Shares 1

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares 1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.8% 2
14	Type of Reporting Person (See Instructions) CO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust, the Ma Family Trust, constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Precious Time is Woodbourne Hall, P.O. Box 916, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 56,692,846 outstanding Common Shares as of August 28, 2019.

CUSIP No.	00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ma Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,998,988 Common Shares 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,998,988 Common Shares 1
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares 1
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 8.8% 2
14		Type of Reporting Person (See Instructions) OO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust, the Ma Family Trust, constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of the Ma Family Trust is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

2 Percentage calculated based on 56,692,846 outstanding Common Shares as of August 28, 2019.

CUSIP No.	00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joingear Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,427,074 Common Shares 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,427,074 Common Shares 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,427,074 Common Shares 1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.5% 2
14	Type of Reporting Person (See Instructions) CO

1 Includes 18,427,074 Common Shares held by Joingear Limited. Joingear Limited is a British Virgin Islands company with 100% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 56,692,846 outstanding Common Shares as of August 28, 2019.

This Amendment No. 6 (“Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2015, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 filed with the Commission on March 23, 2016, August 30, 2017 February 8, 2018, June 29, 2018, and August 17, 2018, respectively (as amended, the “Schedule 13D”) by the Reporting Persons with respect to the common shares, par value $0.01 per share (the “Common Shares”), and American Depositary Shares, each representing two Common Shares (the “ADS”), issued by ATA Inc. (the “Issuer”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to add the following:

As disclosed in this Amendment No. 6, on January 17, 2017 (the “2017 Award Date”), the Issuer and Mr. Kevin Xiaofeng Ma entered into a Restricted Shares Award Agreement, pursuant to which Mr. Kevin Xiaofeng Ma was granted an award with respect to an aggregate of 133,000 restricted Common Shares of the Issuer (the “2017 Restricted Shares”). 66,500 of the 2017 Restricted Share were vested, and 66,500 of the 2017 Restricted Shares are remain unvested and half of which shall vest on each of the third and fourth anniversary of the 2017 Award Date, respectively. On December 19, 2018, the Issuer and Mr. Kevin Xiaofeng Ma entered into a Restricted Shares Award Agreement, pursuant to which Mr. Kevin Xiaofeng Ma was granted an award with respect to an aggregate of 1,469,460 restricted Common Shares of the Issuer (the “2018 Restricted Shares”) on February 28, 2019. All 2018 Restricted Shares were vested on February 28, 2019. The 2017 Restricted Shares and 2018 Restricted Shares could not be sold, assigned, transferred, pledged or otherwise disposed of, alienated or encumbered prior to the time that they vested.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented to add the following:

Item 3 is incorporated herein by reference.

On December 21, 2018, Joingear Limited and ChineseAll Group Limited (which on that date was one of the shareholders of Joingear Limited, and held 49.99% shares in Joingear Limited), entered into a Repurchase Agreement, pursuant to which Joingear Limited repurchased all of the shares held by ChineseAll Group Limited at a repurchase price of US$31.6 million (the “Share Repurchase”). The shares repurchased from ChineseAll Group Limited were received by Joingear Limited on December 21, 2018, and the repurchase price for the Share Repurchase is to be fully paid before December 21, 2021. After the Share Repurchase, Mr. Kevin Xiaofeng Ma became the sole shareholder of Joingear Limited, and no longer shares voting or dispositive power over the Common Shares held by Joingear Limited with ChineseAll Group Limited, although he continues to share voting and dispositive power over such Common Shares with Joingear Limited.

The summary contained herein of the Repurchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

Kevin Xiaofeng Ma may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight, Precious Time, Ma Family Trust and Joingear Limited to vote or direct the vote of, and shared power with Able Knight, Precious Time, Ma Family Trust and Joingear Limited to dispose or direct disposition of, 25,160,508 Common Shares, representing approximately 44.4% of the total outstanding Common Shares.

Able Knight may be deemed to have (i) beneficial ownership and (ii) shared power with Precious Time and Ma Family Trust to vote or direct the vote of, and shared power with Precious Time and Ma Family Trust to dispose or direct disposition of, 4,998,988 Common Shares, representing approximately 8.8% of the total outstanding Common Shares.

Precious Time may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight and Ma Family Trust to vote or direct the vote of, and shared power with Able Knight and Ma Family Trust to dispose or direct disposition of, 4,998,988 Common Shares, representing approximately 8.8% of the total outstanding Common Shares.

Ma Family Trust may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight and Precious Time to vote or direct the vote of, and shared power with Able Knight and Precious Time to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 8.8% of the total outstanding Common Shares.

Able Knight is wholly owned by Precious Time and ultimately wholly owned by Ma Family Trust. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Precious Time and Ma Family Trust may be deemed to beneficially own all of the Common Shares beneficially owned by Able Knight.

Joingear Limited may be deemed to have (i) beneficial ownership and (ii) shared power with Kevin Xiaofeng Ma to vote or direct the vote of, and shared power with Kevin Xiaofeng Ma to dispose or direct disposition of 18,427,074 Common Shares, representing approximately 32.5% of the total outstanding Common Shares.  Kevin Xiaofeng Ma may be deemed the beneficial owner of these shares as the sole shareholder of Joingear Limited.

The foregoing percentages are calculated based on 56,692,846 outstanding Common Shares as of August 28, 2019.

(c)	Other than as discussed in Item 3, neither of the Reporting Persons have engaged in any transactions in the Issuer’s Common Share since the Amendment No. 5.

(d)

No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

Item 3 and Item 4 of Amendment No. 6 are incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2019

Kevin Xiaofeng Ma

	By:	/s/ Kevin Xiaofeng Ma

Able Knight Development Limited

	By:	/s/ Kevin Xiaofeng Ma
	Name:	Kevin Xiaofeng Ma
	Title:	Director

Precious Time Holdings Limited

	By:	/s/ Authorized Signatory(ies) of Lion International Management Limited
	Name:	Lion International Management Limited
	Title:	Corporate Director

Ma Family Trust

	By:	/s/ Authorized Signatory(ies) of HSBC International Trustee Limited
	Name:	HSBC International Trustee Limited as trustee of the Ma Family Trust
	Title:	Trustee

Joingear Limited

	By:	/s/ Kevin Xiaofeng Ma
	Name:	Kevin Xiaofeng Ma
	Title:	Director